For immediate release	Filed by Greenidge Generation Holdings Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Support.com, Inc. Commission File No.: 000-30901 Date: July 14, 2021

Greenidge Partners with Foundry to Expand Bitcoin Mining Fleet with Latest Generation Mining Machines

Greenidge purchases 2,300 Whatsminer M30S machines, secures financing for 6,000 Antminer S19 units, and joins Foundry USA Pool

ROCHESTER, N.Y., July 14, 2021 — Digital Currency Group (DCG)’s cryptocurrency mining and staking-focused subsidiary Foundry Digital LLC (“Foundry”) and Greenidge Generation Holdings Inc. (“Greenidge”) jointly announced Foundry’s sale of approximately 2,300 Whatsminer M30S mining machines to Greenidge and financing for Greenidge’s purchase of 6,000 Antminer S19 mining machines.

All 2,300 Whatsminer M30S units were previously operational at Greenidge’s carbon-neutral bitcoin mining facility in Upstate New York. Foundry has sold 1,800 of these units to Greenidge and the remaining units will be transferred in Q4 2021. Of the financed Antminer S19 machines, approximately 5,000 units are in operation and the remaining units are scheduled for delivery in Q3 2021.

By joining the Foundry USA Pool, Greenidge adds approximately 800 petahashes of computing power to the pool, whose other major customers include Blockcap, Hut 8, Bitfarms, Hive, BitDeer, Bit Digital, and Foundry itself, among others. Foundry USA Pool provides some of the most competitive payouts, fees and services to institutions in the cryptocurrency mining business, and is also seamlessly integrated with DCG-owned digital asset prime broker Genesis to provide users with various treasury management services, including high-security custody, Bitcoin collateralized lending, yield earnings on BTC holdings, derivative products, and seamless liquidation.

“Foundry has been a longtime hosting customer of Greenidge and this partnership expands our existing relationship as Greenidge grows outside of New York,” said Jeffrey Kirt, CEO of Greenidge.

On July 2, Greenidge announced plans to develop a new carbon-neutral bitcoin mining operation in Spartanburg, South Carolina. The Spartanburg site will be the company’s second mining facility in the United States as it seeks to expand to 500 MW of mining capacity by 2025.

“Greenidge has pioneered the integration of a clean power plant operation and carbon-neutral cryptocurrency mining in North America with its operation in Upstate New York,” said Mike Colyer, CEO of Foundry. “We look forward to providing Greenidge with our best-in-class services that are tailor-made for institutional companies in the cryptocurrency mining industry.”

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About Foundry Digital LLC: A subsidiary of DCG, Foundry is a financing and advisory company focused on digital asset mining and staking. With the mission of empowering decentralized infrastructure for a digital world, Foundry provides North American digital asset mining businesses with capital and intelligence. Foundry is based in Rochester, NY. For more information, please visit www.foundrydigital.com

About Greenidge Generation Holdings Inc.: Greenidge Generation Holdings Inc. is a vertically integrated bitcoin mining and power generation company with operations in Upstate New York and plans to expand operations to South Carolina. Boasting an environmentally-sound 106MW natural gas plant that has undergone a remarkable transformation in recent years, Greenidge enjoys significant competitive advantages including low fixed costs, an efficient mining fleet, in-house operational expertise and low power costs due to its access to some of the least expensive natural gas in North America. The company is currently mining bitcoin and contributing to the security and transactability of the bitcoin ecosystem while concurrently meeting the power needs of homes and businesses in its region. Greenidge is committed to 100% carbon-neutral bitcoin mining at all of its locations by utilizing low-carbon sources of energy and offsetting its carbon footprint.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. These forward-looking statements are typically identified by terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” or similar expressions.

These forward-looking statements include references to assumptions and relate to the future prospects, developments, and business strategies of Greenidge. These forward-looking statements are largely based on the current expectations and projections about future events and trends that are expected to affect the financial condition, results of operations, business strategy, and short-term and long-term business operations and objectives of Greenidge. Forward-looking statements contained in this press release include, but are not limited to, statements concerning the current and future build out and acquisition plans of Greenidge.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to: (i) the ability to recognize the anticipated objectives and benefits, including tax benefits, of the proposed transaction; (ii) changes in

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applicable laws, regulations or permits affecting Greenidge’s operations or the industries in which it operates, including regulation of the energy industry or regarding cryptocurrency; (iii) risks related to failure to obtain adequate financing on a timely basis and on acceptable terms with regard to growth strategies or operations; (iv) fluctuations in the market pricing of cryptocurrencies; (v) loss of public confidence in cryptocurrencies; (vi) the potential of cybercrime, money laundering, malware infections and phishing, and the costs associated with such issues; (vii) the potential of cryptocurrency market manipulation; (viii) the economics of mining cryptocurrency, including as to variables or factors affecting the cost, efficiency and profitability of mining; (ix) the availability, delivery schedule and cost of equipment necessary to maintain and grow the business and operations of Greenidge, including mining equipment, (x) the possibility that Greenidge may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which it operates or upon which it relies and is dependent; (xi) an inability to expand successfully to other facilities, mine other cryptocurrencies or otherwise expand the business; (xii) any potential litigation involving either or both of Greenidge or Support.com, Inc. (“Support.com”) in connection with their pending previously announced merger transaction (the “proposed merger”); (xiii) costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; (xiv) Greenidge’s single operating facility may realize material, if not total, loss and interference as a result of equipment malfunction or break-down, physical disaster, data security breach, computer malfunction or sabotage; (xv) other risks and uncertainties related to the business plan, business strategy, acquisition strategy and buildout strategy of Greenidge; (xvi) the potential economic fallout resulting from the COVID-19 outbreak. The actual results, performance, or achievements of Greenidge could differ materially from the results expressed in, or implied by, any forward-looking statements.

Greenidge does not undertake any obligation to update or revise any forward-looking statements included in this press release, whether as a result of new information, the occurrence of future events, changes in assumptions or otherwise, after the date of this press release.

Participants in the Solicitation

Support.com and its directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Support.com’s stockholders with respect to the proposed merger. A list of the names of those directors and executive officers and a description of their interests in Support.com will be included in the proxy statement/prospectus for the proposed merger (as further described below) and will be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed merger when available.

Greenidge and its directors, executive officers, other members of management and employees may also be deemed to be participants in the solicitation of proxies from the shareholders of Support.com in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger will be included in the proxy statement/prospectus for the proposed merger when filed with the SEC.

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No Offer or Solicitation

This press release is not and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. This press release is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Additional Information, Disclaimer and Where to Find More Information

In connection with the proposed merger, Greenidge has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement of Support.com and a prospectus in connection with the proposed merger. The definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Support.com as of a record date to be established for voting on the proposed merger. Stockholders of Support.com and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus in connection with Support.com’s solicitation of proxies for the special meeting to be held to approve the proposed merger, and other documents filed with the SEC by Greenidge and Support.com, because these documents will contain important information about Support.com, Greenidge, and the proposed merger. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Support.Com, Inc., 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803. These documents, once available, and Support.com’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

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For media inquiries, contact:

Foundry

BlocksBridge Consulting

foundry@blocksbridge.com

Greenidge

Svetlana Vaisman

Svetlana.Vaisman@Teneo.com